     Form 51–102F3 Material Change Report

Item 1	Name and Address of Company

American Bonanza Gold Corp.
Suite 305 – 675 West Hastings Street
Vancouver, BC V6B 1N2

Telephone: (604) 699-0023

Item 2	Date of Material Change

August 5, 2005

Item 3	News Release

On August 8, 2005, a news releases was issued and distributed through CCN Matthews (Canada and U.S. disclosure package) and Canada Stockwatch and filed with the applicable regulatory authorities via SEDAR.

Item 4	Summary of Material Change

The Company completed a brokered private placement of 8,174,000 common shares which were designated as "flow through shares" for the purposes of the Income Tax Act (Canada), and 1,588,000 units, for aggregate gross proceeds of $4.4 million with a syndicate led by Desjardins Securities Inc. and including Canaccord Capital Corporation (the “Agents”).

Item 5	Full Description of Material Change

The Company completed a private placement consisting of 8,174,000 common shares which were designated as flow through shares at a price of $0.45 per flow through share for gross proceeds of $3.7 million and 1,588,000 units at a price of $0.45 per unit for gross proceeds of $700,00. Each unit consists of one common share of the Company and one half of one common share purchase warrant. Each whole warrant may be exercised to acquire a further common shares at $0.56 per share until February 5, 2008. The Agents received a cash commission equal to 7% of the proceeds of the offering. The Agents also received warrants (the “Agent’s Warrants) to acquire such number of common shares as is equal to 7% of the number of flow through shares and units sold. Each Agent’s Warrant is exercisable until August 5, 2007, at a price of $0.45 per common share or unit, as applicable. All securities issued in connection with the private placement are subject to a minimum four month hold period until December 6, 2005.

The proceeds from this private placement will be used primarily for exploration on the Company’s Fenelon Gold Project in the Casa Berardi area of Quebec where an aggressive drilling program is planned to discover additional gold resources on this very high-grade gold project.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

Giulio T. Bonifacio
Executive Vice-President, Chief Financial Officer, and Secretary
Suite 305 – 675 West Hastings Street
Vancouver, BC V6B 1N2

Telephone: (604) 699-0023

Item 9	Date of Report

DATED at Vancouver, British Columbia, this 10th day of August, 2005.